Exemption Order # 82-5166

APF Energy Trust

ANALYSE PAR LA DIRECTION

L'analyse par la direction doit être lue à la lumière des états financiers intermédiaires consolidés non vérifiés du trimestre terminé le 30 septembre 2003 ainsi que de l'analyse par la direction et des états financiers consolidés vérifiés de l'exercice terminé le 31 décembre 2002.

Faits saillants

Pour le troisième trimestre de 2003, grâce à un volume de production sans précédent et à la bonne tenue du prix des marchandises, les flux de trésorerie ont atteint 20,5 M$ (0,63 $ par part), contre 12,3 M$ (0,55 $ par part) pour le trimestre correspondant de 2002.

Les distributions d'APF se sont chiffrées à 18,9 M$ (0,57 $ par part), et les flux de trésorerie résiduels ont été affectés au financement des projets de mise en valeur et d'optimisation.

Les produits du trimestre ont atteint 40,0 M$, en hausse de 53 % par rapport aux produits du troisième trimestre de 2002 qui avaient totalisé 26,2 M$. APF a dégagé un bénéfice net de 11,4 M$ pour le troisième trimestre, en regard de 5,5 M$ pour le même trimestre de 2002.

Le 3 juillet 2003, APF a conclu un placement de 50,0 M$ de débentures subordonnées non garanties convertibles à 9,40 %, pour un produit net d'environ 47,7 M$.

Le 26 septembre 2003, APF a acquis CanScot Resources Ltd. (« CanScot »), petite société ouverte du secteur du pétrole et du gaz qui est activement engagée dans la production de gaz naturel à partir de méthane de gisements houillers, pour une contrepartie totale d'environ 42,1 M$. L'acquisition a été financée au moyen d'un paiement au comptant de 20,7 M$, d'un produit de 15,4 M$ tiré de l'émission de parts de fiducie et de la prise en charge d'une dette nette de 6,0 M$. Dans le cadre de cette opération et conformément aux exigences du *Manuel de l'ICCA*, APF a constaté un écart d'acquisition de 16,9 M$. Cet écart d'acquisition s'explique par le fait qu'APF a acheté des réserves de pétrole et de gaz de CanScot qui présentent un solde de catégorie fiscale inférieur et qu'elle a réparti une fraction du prix d'achat à l'expertise technique acquise en matière de méthane de gisements houillers. L'écart d'acquisition a été établi selon l'excédent de la contrepartie totale versée et des passifs d'impôts futurs inscrits au moment de l'acquisition sur la juste valeur des actifs de CanScot. La juste valeur des actifs de CanScot a été déterminée en fonction des résultats d'une évaluation indépendante des réserves. Les activités de CanScot ont été intégrées dans les états financiers consolidés d'APF depuis le 26 septembre 2003, soit la date de clôture de l'acquisition

Production

Le volume de production du troisième trimestre de 2003 a connu une hausse de 36 % en regard de celui du trimestre correspondant de l'exercice précédent, principalement en raison de la prise en compte, pour un trimestre entier, de la production découlant de l'acquisition de Paddle River (décembre 2002), de Hawk (février 2003) et de Nycan (avril 2003).

Volumes de production quotidiens

	Trimestres terminés les 30 septembre 2003			Périodes de neuf mois terminées les 30 septembre 2003		
	2003	2002	Variation %	2003	2002	Variation %
Pétrole brut (b/j)	6 731	6 160	9	6 462	5 073	27
Gaz naturel (kpi³/j)	33 675	18 403	83	32 744	18 054	81
LGN (b/j)	400	168	138	319	129	147
Total (bep/j)	12 744	9 395	36	12 238	8 211	49

Prix

Le prix du pétrole de référence West Texas Intermediate (« WTI ») s'est établi en moyenne à 30,20 $ US/b au cours du troisième trimestre de 2003, en hausse de 7 % sur les 28,25 $ US/b enregistrés en moyenne pour le troisième trimestre de 2002. Au Canada, le prix du pétrole brut est fondé sur le prix de référence WTI, ajusté pour tenir compte des frais de transport, des écarts de prix et des taux de change. Le prix obtenu par APF repose sur le prix affiché par les raffineurs, déduction faite des frais de transport et des ajustements du prix affiché pour tenir compte de la qualité du pétrole d'APF, et il est ajusté en fonction des opérations de couverture. Pour le troisième trimestre de 2003, le prix moyen du pétrole d'APF, compte tenu des opérations de couverture, s'est élevé à 32,94 $/b, contre 34,29 $/b pour le trimestre correspondant de 2002, soit un recul de 4 %. Les prix canadiens ont subi l'incidence défavorable d'une appréciation de 12 % du dollar canadien sur le dollar américain pour le troisième trimestre de 2003 comparativement au troisième trimestre de 2002.

En ce qui concerne le gaz naturel, APF a obtenu un prix moyen de 5,81 $/kpi³ au cours du troisième trimestre de 2003, une hausse de 66 % par rapport au prix moyen de 3,50 $/kpi³ obtenu au cours du trimestre correspondant de 2002. Le prix de référence AECO a affiché une hausse de 94 % au cours du troisième trimestre par rapport à la même période en 2002.

Prix – après opérations de couverture

	Trimestres terminés les 30 septembre			Périodes de neuf mois terminées les 30 septembre		
	2003	2002	Variation %	2003	2002	Variation %
Pétrole brut ($ CA/b)	32,94 $	34,29 $	(4)	35,41 $	32,81 $	8
Gaz naturel ($ CA/kpi³)	5,81	3,50	66	6,67	3,49	91
LGN ($ CA/b)	29,35	23,22	26	32,05	22,48	43
Total ($ CA/bep)	33,67	29,75	13	37,37	28,29	32
WTI ($ US/b)	30,20	28,25	7	30,99	25,39	22
Gaz AECO ($/kpi³)	5,97	3,08	94	6,70	3,82	75

Couverture

APF gère activement le risque lié au prix des marchandises au moyen de contrats de couverture qui mettent les produits à l'abri des fluctuations du prix des marchandises. Les opérations de couverture visent à stabiliser le niveau des distributions en espèces grâce à la fixation du prix d'une partie du portefeuille de production. Au cours du trimestre, les opérations de couverture sur le pétrole brut ont diminué de 1,53 $/b en moyenne le prix obtenu, alors que celles sur le gaz naturel ont augmenté de 0,06 $/kpi³ en moyenne le prix obtenu. Au cours du troisième trimestre de 2002, les opérations de couverture avaient réduit de 3,86 $/b le prix obtenu pour le pétrole brut, tandis qu'elles avaient accru de 0,10 $/kpi³ le prix obtenu pour le gaz naturel.

Position actuelle de couverture

Période	Marchandise	Type de contrat	Quantité	Prix quotidien moyen
Octobre 2003	Gaz naturel	Swap	1 000 MBtu	5,06 $ US/MBtu
Octobre à décembre 2003	Gaz naturel	Swap	1 000 GJ	5,80 $ CA/GJ
Octobre à décembre 2003	Gaz naturel	Swap	5 000 GJ	6,72 $ CA/GJ
Octobre à décembre 2003	Pétrole brut	Swap	2 500 b	28,93 $ US/b
Janvier à mars 2004	Pétrole brut	Swap	2 500 b	29,27 $ US/b
Avril 2004	Pétrole brut	Swap	1 000 b	29,38 $ US/b
Mai 2004	Pétrole brut	Swap	500 b	29,52 $ US/b
Juillet 2004	Pétrole brut	Swap	1 500 b	28,02 $ US/b

Produits

(en milliers de dollars)	Trimestres terminés les 30 septembre 2003	Total %	2002	Total %	Périodes de neuf mois terminées les 30 septembre 2003	Total %	2002	Total %
Ventes de pétrole brut	21 348	53	21 622	83	65 657	52	48 442	75
Ventes de gaz naturel	17 819	45	5 750	22	59 917	48	16 909	26
Ventes de LGN	1 080	3	359	1	2 790	2	794	1
Opérations de couverture	(772)	(2)	(2 019)	(8)	(3 521)	(3)	(2 719)	(4)
Autres	495	1	492	2	1 504	1	1 215	2
	39 970	100	26 204	100	126 347	100	64 641	100

Redevances

Exprimées en pourcentage des produits, les redevances se sont établies à 18,1 % au cours du troisième trimestre de 2003, contre 19,9 % au cours du trimestre correspondant de 2002, soit une baisse de 9 %. Cette baisse s'explique par une exemption temporaire du versement de redevances sur la nouvelle production venant du sud-est de la Saskatchewan et une diminution des redevances sur la production acquise de Nycan.

(en milliers de dollars)	Trimestres terminés les 30 septembre 2003		2002		Variation %	Périodes de neuf mois terminées les 30 septembre 2003		2002		Variation %
Redevances à la Couronne	4 266	$	3 139	$	36	14 526	$	8 043	$	81
Redevances de propriétaire franc	2 207		1 595		38	8 073		4 013		101
Redevances dérogatoires	760		493		54	2 307		1 214		90
Total des redevances	7 233		5 227		38	24 906		13 270		88
En pourcentage des produits, après opérations de couverture	18,1	%	19,9	%	(9)	19,7	%	20,5	%	(4)
Par bep	6,17	$	6,05	$	2	7,45	$	5,92	$	26

Charges d'exploitation

Les charges d'exploitation du troisième trimestre de 2003 se sont accrues de 13 % par rapport à celles du trimestre correspondant de 2002, passant de 6,33 $/bep à 7,17 $/bep. Cette hausse reflète l'accroissement des frais en champ à l'égard du portefeuille actuel de propriétés d'APF ainsi que l'imputation aux résultats des frais de reconditionnement et de révision complète des installations au cours du trimestre. Selon les prévisions, l'augmentation des charges devrait annuler tout gain d'efficience de l'exploitation découlant des mesures instaurées en 2003 pour comprimer les charges d'exploitation. APF s'attend à ce que celles-ci se maintiennent au-dessous des 7,00 $/bep au cours du quatrième trimestre, à mesure que les propriétés récemment acquises sont intégrées aux activités d'APF.

(en milliers de dollars)	Trimestres terminés les 30 septembre 2003		2002		Variation %	Périodes de neuf mois terminées les 30 septembre 2003		2002		Variation %
Charges d'exploitation	8 404	$	5 472	$	54	22 751	$	13 778	$	65
Par bep	7,17	$	6,33	$	13	6,81	$	6,15	$	11

Frais généraux et administratifs

En chiffres absolus, les frais généraux et administratifs se sont montés à 2,33 M$ pour le troisième trimestre de 2003, contre 1,03 M$ pour le troisième trimestre de 2002, soit une hausse de 127 %, ce qui représente une augmentation de 67 % par bep produit (1,99 $ contre 1,19 $). La hausse est principalement attribuable aux coûts liés à l'accroissement des effectifs par suite des récentes acquisitions de sociétés et de propriétés ainsi qu'aux coûts du régime incitatif à court terme de la société.

Le régime incitatif à court terme a été établi en vue d'encourager et de récompenser le rendement exceptionnel des salariés et de s'assurer que les intérêts des porteurs de parts et ceux des salariés sont en phase. Le régime permet aux salariés de participer au partage d'une prime, à condition qu'APF dégage un rendement total annuel d'au moins 10 %. Lorsque le seuil de 10 % est atteint, une partie du bénéfice d'exploitation net est versée dans une réserve pour être partagée parmi les salariés. Le pourcentage du bénéfice d'exploitation net qui est versé dans la réserve s'accroît à mesure que le rendement total augmente. D'après le rendement total des parts d'APF jusqu'au 30 septembre 2003, la réserve de prime totale pour l'exercice se terminant le 31 décembre 2003 se situerait autour de 2,15 M$. Les cadres supérieurs, y compris les dirigeants, sont aussi admissibles à la prime de rendement sur la

base des critères applicables aux responsabilités de chacun. La prime de rendement est laissée à la discrétion et à l'approbation du conseil d'administration d'APF. Compte non tenu du régime incitatif à court terme, les frais généraux et administratifs par bep du trimestre et de la période de neuf mois terminés le 30 septembre 2003 seraient de 1,60 $ et de 1,41 $, respectivement.

Pour qu'elle puisse découvrir et mettre en valeur des réserves de pétrole et de gaz, APF doit être capable de recruter du personnel extrêmement compétent et doté d'excellentes connaissances techniques. En y parvenant, APF sera en mesure d'accroître ses réserves moyennant des coûts de découverte inférieurs à la moyenne du secteur.

	Trimestres terminés les 30 septembre					**Périodes de neuf mois terminées les 30 septembre**				
(en milliers de dollars)	**2003**		**2002**		**Variation %**	**2003**		**2002**		**Variation %**
Frais généraux et administratifs	2 334	$	1 026	$	127	6 042	$	3 087	$	96
Par bep	1,99	$	1,19	$	67	1,81	$	1,37	$	32

Frais de gestion

Avant l'internalisation du contrat de gestion, le gestionnaire touchait des frais de gestion équivalant à 3,5 % des produits nets de production. Pour le troisième trimestre de 2002, les frais de gestion se sont chiffrés à 0,55 M$ (0,64 $/bep). Depuis le 1er janvier 2003, APF n'engage plus ces frais.

	Trimestres terminés les 30 septembre					**Périodes de neuf mois terminées les 30 septembre**				
(en milliers de dollars)	**2003**		**2002**		**Variation %**	**2003**		**2002**		**Variation %**
Frais de gestion	-	$	551	$	(100)	-	$	1 322	$	(100)
Par bep	-	$	0,64	$	(100)	-	$	0,59	$	(100)

Intérêts débiteurs

Les intérêts débiteurs ont totalisé 0,88 M$ (0,75 $/bep) pour le troisième trimestre de 2003, alors qu'ils s'étaient établis à 1,0 M$ (1,17 $/bep) pour le trimestre correspondant de 2002. Cette baisse, de 36 %, a pour origine la diminution des taux d'intérêt et de l'encours moyen de la dette bancaire au cours du trimestre, en raison de l'émission des débentures convertibles le 3 juillet 2003.

	Trimestres terminés les 30 septembre					**Périodes de neuf mois terminées les 30 septembre**				
(en milliers de dollars)	**2003**		**2002**		**Variation %**	**2003**		**2002**		**Variation %**
Intérêts débiteurs	877	$	1 016	$	(14)	3 084	$	1 980	$	56
Par bep	0,75	$	1,17	$	(36)	0,92	$	0,88	$	5

Épuisement et amortissement

L'épuisement et l'amortissement ont diminué de 7 %, passant de 11,08 $/bep pour le trimestre terminé le 30 septembre 2002 à 10,28 $/bep pour le trimestre correspondant de 2003. Cette diminution rend compte de l'effet de la longue durée de vie de la réserve de Swan Hills, dont le site a été acquis au cours du trimestre.

	Trimestres terminés les 30 septembre					**Périodes de neuf mois terminées les 30 septembre**				
(en milliers de dollars)	**2003**		**2002**		**Variation %**	**2003**		**2002**		**Variation %**
Épuisement et amortissement	12 050	$	9 576	$	26	33 626	$	22 974	$	46
Par bep	10,28	$	11,08	$	(7)	10,06	$	10,25	$	(2)

Frais de restauration des lieux

Pour le trimestre terminé le 30 septembre 2003, les frais de restauration des lieux ont augmenté de 21 %, s'établissant à 0,83 $/bep, en regard de 0,69 $/bep pour le trimestre correspondant de 2002. Cet accroissement découle de l'ajout de nouveaux frais futurs de restauration des lieux associés aux récentes acquisitions.

	Trimestres terminés les 30 septembre					Périodes de neuf mois terminées les 30 septembre				
(en milliers de dollars)	2003		2002		Variation %	2003		2002		Variation %
Frais de restauration des lieux	969	$	592	$	64	2 500	$	1 511	$	65
Par bep	0,83	$	0,69	$	21	0,75	$	0,67	$	11

Impôts

Pour le troisième trimestre de 2003, l'impôt sur le capital de la Saskatchewan et l'impôt fédéral des grandes sociétés se sont chiffrés à 0,57 M$, contre 0,58 M$ pour la même période un an plus tôt, ce qui reflète la baisse graduelle du taux de l'impôt sur le capital.

L'économie d'impôts sur les bénéfices futurs pour le trimestre s'élève à 3,87 M$, contre 3,41 M$ pour le trimestre correspondant de 2002.

	Trimestres terminés les 30 septembre					Périodes de neuf mois terminées les 30 septembre				
(en milliers de dollars)	2003		2002		Variation %	2003		2002		Variation %
Impôts sur le capital et autres impôts	572	$	584	$	(2)	2 096	$	1 468	$	43
Par bep	0,49	$	0,68	$	(28)	0,63	$	0,65	$	(4)
Économie d'impôts sur les bénéfices futurs	(3 873)	$	(3 410)	$	14	(14 815)	$	(7 331)	$	102

Bénéfice net

APF a dégagé un bénéfice net de 11,40 M$, soit 0,32 $ par part (bénéfice dilué par part de 0,31 $), pour le troisième trimestre de 2003, contre un bénéfice net de 5,46 M$, soit 0,25 $ par part (bénéfice dilué par part de 0,25 $), pour le trimestre correspondant de 2002. Le bénéfice net de la période de neuf mois terminée le 30 septembre 2003 s'est élevé à 46,16 M$, soit 1,50 $ par part (bénéfice dilué par part de 1,46 $), en regard d'un bénéfice net de 12,31 M$, soit 0,62 $ par part (bénéfice dilué par part de 0,62 $) pour la même période en 2002. Ces hausses sont principalement attribuables à la montée du prix des marchandises, à l'accroissement du volume de production et à l'ajustement de 9,4 M$ au titre des impôts sur les bénéfices futurs au cours du deuxième trimestre.

Distributions en espèces

Les distributions en espèces se sont élevées à 18,91 M$, ou 0,57 $ par part de fiducie, pour le troisième trimestre de 2003, contre 10,02 M$, ou 0,45 $ par part de fiducie, pour le trimestre correspondant de 2002. Les distributions aux porteurs de parts correspondent à 92 % des flux de trésorerie du troisième trimestre, qui se sont élevés à 20,53 M$. Le reliquat de 1,59 M$ a été retenu en vue de financer les activités courantes. Pour les neuf mois écoulés depuis le début de l'exercice, les distributions ont totalisé 50,89 M$ (1,67 $ par part), soit 76 % des flux de trésorerie de la période. Pour le reste de l'exercice 2003, APF a l'intention d'appliquer la même politique qu'elle a appliquée par le passé en matière de distributions, c'est-à-dire de conserver une partie des flux de trésorerie disponibles pour l'affecter au financement des dépenses en immobilisations et des projets de mise en valeur, son objectif étant de maintenir un ratio global annuel de distribution sur les flux de trésorerie de 80 %.

Liquidités et ressources en capital

Au 30 septembre 2003, la dette bancaire d'APF s'établissait à 90,0 M$, et le fonds de roulement affichait une insuffisance de 8,1 M$, ce qui portait la dette nette à 98,1 M$. À cette date, le montant de sa facilité de crédit était de 150,0 M$. Le 3 juillet 2003, APF a procédé à la clôture d'un placement de débentures subordonnées non garanties convertibles à 9,40 % d'un montant de capital de 50,0 M$. Au 30 septembre 2003, l'encours de ces débentures convertibles, déduction faite des conversions, s'établissait à 49,2 M$.

Perspectives

En plus de procéder activement à l'intégration de CanScot, APF réexamine les possibilités de forage et de mise en valeur des propriétés que cette acquisition lui offre et y accorde toute la priorité. APF participe à l'heure actuelle à divers programmes de forage liés au méthane de gisements houillers dans le bassin de Powder River, dans l'état du Wyoming. Elle poursuit également le projet pilote lié au méthane de gisements houillers à Corbett, dans le centre de l'Alberta. APF prévoit que son programme de dépenses en immobilisations pour les projets de mise en valeur de 2003 se chiffrera à près de 30,0 M$. Le budget des dépenses en immobilisations pour 2004 sera finalisé d'ici la fin de novembre, auquel moment APF communiquera plus de renseignements sur son programme de mise en valeur pour 2004. Elle prévoit poursuivre son programme actif de forage au cours du quatrième trimestre au fur et à mesure qu'elle prendra les initiatives visant l'optimisation des réserves que les récentes acquisitions ont rendues possibles.

APF s'est engagée à préserver la stabilité à long terme des distributions en espèces et croit que les prix du pétrole brut et du gaz naturel maintiendront leur niveau élevé.

BILANS CONSOLIDÉS
(sans vérification)

	30 septembre 2003		31 décembre 2002	
ACTIF				
Actif à court terme				
Encaisse	876 256		950 402	$
Comptes débiteurs	22 822 916		21 111 316	
Autres éléments d'actif à court terme	3 259 278		2 778 962	
	26 958 450		24 840 680	
Fonds de restauration des lieux	2 051 784		783 778	
Écart d'acquisition (note 3)	48 230 303		11 475 761	
Immobilisations	409 488 270		260 526 682	
	486 728 807	$	297 626 901	$
PASSIF				
Passif à court terme				
Comptes créditeurs et charges à payer	29 180 494		16 943 193	$
Montant à payer à APF Energy Management Inc.	-		3 923 164	
Distributions en espèces à payer	5 926 471		3 564 891	
	35 106 965		24 431 248	
Impôts sur les bénéfices futurs	63 740 176		39 624 685	
Dette à long terme (note 4)	90 000 000		88 000 000	
Obligation au titre de la restauration des lieux	9 776 250		6 227 096	
	198 623 391	$	158 283 029	$
CAPITAUX PROPRES				
Compte de placement des porteurs de parts (note 6)	322 167 825		214 405 160	
Bénéfices non répartis	81 746 652		35 588 861	
Distributions en espèces cumulées	(161 541 466)		(110 650 149)	
Débentures convertibles (note 7)	46 869 057		-	
Intérêts courus sur les débentures convertibles	(1 136 652)		-	
	288 105 416		139 343 872	
	486 728 807	$	297 626 901	$

RÉSULTATS ET BÉNÉFICES NON RÉPARTIS CONSOLIDÉS
(sans vérification)

	Trimestres terminés les 30 septembre		Périodes de neuf mois terminées les 30 septembre	
	2003	**2002**	**2003**	**2002**
PRODUITS				
Pétrole et gaz	39 474 593 $	25 711 961 $	124 842 721 $	63 425 660 $
Redevances, déduction faite du CIAR	(7 232 684)	(5 226 519)	(24 905 692)	(13 269 801)
Autres	494 970	492 028	1 504 494	1 215 015
	32 736 879	20 977 470	101 441 523	51 370 874
CHARGES				
Exploitation	8 403 484	5 471 589	22 750 631	13 777 525
Frais généraux et administratifs	2 333 666	1 026 196	6 042 347	3 087 440
Frais de gestion	-	550 960	-	1 321 631
Intérêts sur la dette à long terme	877 458	1 015 519	3 083 978	1 979 930
Épuisement et amortissement	12 049 947	9 575 863	33 625 672	22 974 265
Restauration des lieux	968 833	592 460	2 499 548	1 510 949
Impôts sur le capital et autres impôts	571 734	583 836	2 096 422	1 467 798
	25 205 122	18 816 423	70 098 598	46 119 538
Bénéfices avant impôts sur les bénéfices et participation minoritaire	7 531 757	2 161 047	31 342 925	5 251 336
Charge (économie) d'impôts sur les bénéfices futurs	(3 873 148)	(3 410 254)	(14 814 866)	(7 331 282)
Bénéfice avant participation minoritaire	11 404 905	5 571 301	46 157 791	12 582 618
Participation minoritaire	-	107 905	-	275 573
Bénéfice net	11 404 905	5 463 396	46 157 791	12 307 045
Bénéfices non répartis au début de la période	70 341 747	31 067 766	35 588 861	24 224 117
Bénéfices non répartis à la fin de la période	81 746 652 $	36 531 162 $	81 746 652 $	36 531 162 $
Bénéfice net de base par part	0,32 $	0,25 $	1,50 $	0,62 $
Bénéfice net dilué par part	0,31 $	0,25 $	1,46 $	0,62 $

FLUX DE TRÉSORERIE CONSOLIDÉS
(sans vérification)

	Trimestres terminés les 30 septembre 2003	Trimestres terminés les 30 septembre 2002	Périodes de neuf mois terminées les 30 septembre 2003	Périodes de neuf mois terminées les 30 septembre 2002
Flux de trésorerie liés aux activités suivantes :				
Activités d'exploitation				
Bénéfice net de la période	11 404 905 $	5 463 396 $	46 157 791 $	12 307 045 $
Éléments hors trésorerie				
Épuisement et amortissement	12 049 947	9 575 863	33 625 672	22 974 265
Participation minoritaire	-	107 905	-	275 573
Impôts sur les bénéfices futurs	(3 873 148)	(3 410 254)	(14 814 866)	(7 331 282)
Restauration des lieux	968 833	592 460	2 499 548	1 510 949
Frais de restauration des lieux	(22 678)	(60 696)	(180 994)	(96 801)
	20 527 859	12 268 674	67 287 151	29 639 749
Variation nette des éléments hors caisse du fonds de roulement				
Comptes débiteurs	2 491 419	(3 269 962)	5 735 354	(4 989 377)
Autres éléments d'actif à court terme	9 392 693	(454 538)	(151 170)	(226 916)
Comptes créditeurs et charges à payer	2 233 039	1 211 978	3 571 575	5 400 932
Montant à payer à une entité apparentée/APF Management	-	61 556	(3 923 164)	(673 385)
Distributions en espèces à payer	(548 808)	250	2 361 580	1 002 728
	13 568 343	(2 450 716)	7 594 175	513 982
Fonds de restauration des lieux	(460 322)	(124 304)	(1 268 007)	(308 199)
Distributions en espèces	(18 909 590)	(10 020 681)	(50 891 317)	(27 520 691)
	14 726 290	(327 027)	22 722 002	2 324 841
Activités d'investissement				
Acquisition de Hawk Oil	-	-	(3 456 736)	-
Acquisition de Nycan Energy	-	-	(34 286 671)	-
Acquisition de CanScot Resources	(20 515 914)	-	(20 515 914)	-
Acquisition de Kinwest	-	-	-	(17 361 190)
Nouvelles immobilisations	(10 359 734)	(5 759 797)	(21 652 845)	(13 395 549)
Achat de propriétés pétrolifères et gazéifères	(18 155 557)	(450 782)	(25 644 047)	(5 106 493)
Produit de la cession de propriétés	2 068 549	8 436 896	2 330 828	9 793 575
Variation des éléments hors caisse du fonds de roulement, comptes créditeurs	1 814 386	118 597	997 191	(876 199)
	(45 148 270)	2 344 914	(102 228 194)	(26 945 856)
Activités de financement				
Émission de parts contre espèces	-	-	55 670 019	31 687 500
Émission de parts contre espèces à l'exercice d'options sur actions	628 475	15 453	1 469 399	443 742
Frais d'émission des parts	(41 450)	(4 592)	(3 334 760)	(1 894 344)
Débentures convertibles, déduction faite des frais	47 684 040	-	47 684 040	-
Intérêts sur débentures convertibles	(1 136 652)	-	(1 136 652)	-
Émission de titres d'emprunt à long terme, montant net	(18 150 000)	(2 000 000)	(20 920 000)	(5 350 000)
Distribution, participation minoritaire de 1 %	-	(107 905)	-	(275 573)
	28 984 413	(2 097 044)	79 432 046	24 611 324
Variation de l'encaisse au cours de la période	(1 437 567)	(79 157)	(74 146)	(9 691)
Encaisse au début de la période	2 313 823	2 112 375	950 402	2 042 909
Encaisse à la fin de la période	876 256 $	2 033 218 $	876 256 $	2 033 218 $

Renseignements supplémentaires (note 8)

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS CONSOLIDÉS
30 septembre 2003 et 2002 (non vérifié)

1. PRINCIPALES CONVENTIONS COMPTABLES

Les états financiers consolidés intermédiaires d'APF Energy Trust (« APF ») ont été dressés par la direction conformément aux principes comptables généralement reconnus du Canada. Ils ont été préparés suivant les mêmes conventions comptables et méthodes de calcul que celles qui ont servi à préparer les états financiers consolidés de l'exercice terminé le 31 décembre 2002. Les états financiers consolidés intermédiaires au 30 septembre 2003 comprennent les comptes de Tika Energy Inc., filiale en propriété exclusive d'APF qui exerce ses activités dans l'état du Wyoming. Les états financiers consolidés intermédiaires doivent être lus en tenant compte des états financiers consolidés et des notes y afférentes de l'exercice terminé le 31 décembre 2002.

2. ÉTAT DES DISTRIBUTIONS DE L'ENCAISSE

	Trimestres terminés les 30 septembre		Périodes de neuf mois terminées les 30 septembre	
	2003	2002	2003	2002
Ventes de pétrole et de gaz	39 474 593 $	25 711 961 $	124 842 721 $	63 425 660 $
Autres produits	494 970	492 028	1 504 494	1 215 015
Montant brut des redevances dérogatoires et des redevances des locateurs	(2 967 239)	(2 087 087)	(10 380 283)	(5 226 718)
	37 002 324	24 116 902	115 966 932	59 413 957
Moins :				
Charges d'exploitation	8 403 484	5 471 589	22 750 631	13 777 525
Frais généraux et administratifs	2 278 552	974 640	5 416 586	2 949 347
Frais de gestion	-	550 960	-	1 321 631
Frais de service de la dette	877 458	1 015 519	3 083 978	1 979 930
Apport au fonds d'abandon	483 000	185 000	1 449 000	405 000
Impôts sur le capital et autres impôts	571 734	583 836	2 096 422	1 467 798
Dépenses en immobilisations financées par les flux de trésorerie	(181 748)	-	13 459 320	-
	12 432 480	8 781 544	48 255 937	21 901 231
Bénéfice assujetti à la redevance	24 569 844	15 335 358	67 710 995	37 512 726
99 % du bénéfice assujetti à la redevance	24 324 146	15 182 004	67 033 886	37 137 599
Droits à la Couronne, déduction faite du crédit d'impôt de l'Alberta au titre des redevances	(4 222 791)	(3 108 036)	(14 380 155)	(7 962 652)
Intérêts sur les débentures convertibles	(1 136 652)	-	(1 136 652)	-
Frais généraux et administratifs de la Fiducie	(55 114)	(51 557)	(625 761)	(138 093)
	18 909 589	12 022 411	50 891 318	29 036 854
Remboursement de capital (réserve du fonds de roulement)	-	(2 001 730)	-	(1 516 163)
Espèces distribuées et disponibles pour distribution	18 909 589	10 020 681	50 891 318	27 520 691
Espèces distribuées à ce jour	12 983 118	6 680 371	44 964 847	24 180 381
Distributions en espèces à payer	5 926 471	3 340 310	5 926 471	3 340 310
Distributions en espèces déclarées par part, montant réel	0,57	0,45	1,67	1,35
Distributions en espèces cumulées au début de la période	142 631 877	90 383 708	110 650 149	72 883 698
Distributions déclarées et payées	12 983 118	6 680 371	44 964 846	24 180 381
Distributions déclarées et à payer	5 926 471	3 340 310	5 926 471	3 340 310
Distributions en espèces cumulées à la fin de la période	161 541 466 $	100 404 389 $	161 541 466 $	100 404 389 $

3. ACQUISITIONS

a) Hawk Oil Inc.

Le 5 février 2003, APF Energy a acquis la totalité des actions émises et en circulation de Hawk Oil Inc. (« Hawk Oil »). L'opération a été comptabilisée suivant la méthode de l'acquisition. Le prix d'achat et la contrepartie versée se ventilent comme suit :

Actif net acquis aux valeurs attribuées	
Découvert bancaire	(5 321) $
Autres éléments du fonds de roulement	(629 156)
Immobilisations	57 146 000
Écart d'acquisition	11 078 110
Dette prise en charge	(7 900 000)
Obligation au titre de la restauration des lieux	(262 571)
Impôts sur les bénéfices futurs	(18 265 668)
Total de l'actif net acquis	41 161 394 $
Financement	
Espèces	2 856 312 $
Émission de parts de fiducie	37 709 979
Frais d'acquisition	595 103
Total	41 161 394 $

b) Nycan Energy Corp.

Le 28 avril 2003, APF Energy a acquis la totalité des actions émises et en circulation de Nycan Energy Corp. (« Nycan »). L'opération a été comptabilisée suivant la méthode de l'acquisition. Le prix d'achat et la contrepartie versée se ventilent comme suit :

Actif net acquis aux valeurs attribuées	
Encaisse	212 493 $
Autres éléments du fonds de roulement	716 029
Immobilisations	47 495 000
Écart d'acquisition	8 791 500
Dette prise en charge	(8 870 000)
Obligation au titre de la restauration des lieux	(579 794)
Impôts sur les bénéfices futurs	(13 266 064)
Total de l'actif net acquis	34 499 164 $
Financement	
Dette bancaire	34 374 352 $
Frais d'acquisition	124 812
Total	34 499 164 $

c) CanScot Resources Ltd.

Le 26 septembre 2003, APF Energy a acquis la totalité des actions émises et en circulation de CanScot Resources Ltd. (« CanScot »). L'opération a été comptabilisée suivant la méthode de l'acquisition. Le prix d'achat et la contrepartie versée se ventilent comme suit :

Actif net acquis aux valeurs attribuées	
Encaisse	155 603 $
Autres éléments du fonds de roulement	20 691
Immobilisations	32 980 197
Écart d'acquisition	16 884 932
Dette prise en charge	(6 150 000)
Obligation au titre de la restauration des lieux	(388 235)
Impôts sur les bénéfices futurs	(7 398 625)
Total de l'actif net acquis	36 104 563 $
Financement	
Dette bancaire	19 688 882 $
Émission de parts de fiducie	15 433 046
Frais d'acquisition	982 635
Total	36 104 563 $

4. DETTE À LONG TERME

Le 26 septembre 2003, les prêteurs d'APF ont augmenté le montant pouvant être emprunté en vertu de sa facilité de crédit, le faisant passer à 150 M$. De ce fait, le montant de la débenture à vue comprenant une charge fixe de premier rang sur tous les éléments d'actif de pétrole et de gaz naturel d'APF et une cession des créances et des contrats de gaz naturel importants a été relevé à 300 M$.

5. INSTRUMENTS FINANCIERS

APF s'est dotée d'un programme de gestion des risques de prix qui fixe le prix des marchandises associé à une partie de sa production future. APF vend à terme une partie de sa production future au moyen de swaps sur marchandises qu'elle conclut avec des contreparties jouissant d'une bonne situation financière. Les contrats ci-après étaient en cours au 30 septembre 2003. La valeur marchande estimative au 30 septembre 2003, si les contrats avaient été réglés à ce moment-là, aurait entraîné une baisse de 0,1 M$ des produits qui, dans d'autres circonstances, auraient été reçus.

Période	Marchandise	Type de contrat	Quantité	Prix quotidien moyen
Octobre 2003	Gaz naturel	Swap	1 000 MBtu	5,06 $ US/MBtu
Octobre à décembre 2003	Gaz naturel	Swap	6 000 GJ	6,57$ CA/GJ
Octobre à décembre 2003	Pétrole brut	Swap	2 500 barils	28,93 $ US/b
Janvier à mars 2004	Pétrole brut	Swap	1 667 barils	28,83 $ US/b

Au 30 septembre 2003, APF avait fixé le taux d'intérêt sur une partie de sa dette comme suit :

Durée	Montant	Taux d'intérêt
Octobre à novembre 2003	20 000 000 $	3,940 %, plus commission d'acceptation
Octobre 2003 à février 2005	20 000 000 $	3,665 %, plus commission d'acceptation
Octobre 2003 à mai 2005	20 000 000 $	3,750 %, plus commission d'acceptation

La valeur marchande estimative de ces contrats sur taux d'intérêt au 30 septembre 2003, s'ils avaient été réglés à ce moment-là, aurait représenté un coût de 0,64 M$.

6. CAPITAUX PROPRES

Parts de fiducie	Période de neuf mois terminée le 30 septembre 2003 Nombre	Montant	Exercice terminé le 31 décembre 2002 Nombre	Montant
Au début de la période	22 942 417	214 405 160 $	15 583 880	141 068 870 $
Émises pour l'acquisition de Hawk Oil	3 990 461	37 709 979	-	-
Émises pour l'acquisition de CanScot Resources	1 342 004	15 433 046	-	-
Émises pour l'acquisition de Kinwest	-	-	3 385 510	36 055 682
Émises contre espèces	5 351 645	55 670 019	3 303 665	32 250 016
Frais d'émission des parts	-	(3 334 760)	-	(1 860 678)
Émises à la conversion de débentures	72 433	814 983	-	-
Émises dans le cadre de l'internalisation d'un contrat de gestion	-	-	608 185	6 337 288
Émises à l'exercice d'options ou de droits	169 118	1 469 399	61 177	553 982
	33 868 078	322 167 826 $	22 942 417	214 405 160 $

Les données par part pour le trimestre terminé le 30 septembre 2003 ont été établies en fonction d'un nombre moyen pondéré de parts de fiducie en circulation de 32 507 466 (22 267 684 pour le trimestre terminé le 30 septembre 2002). Pour le calcul du résultat dilué par part, 132 857 parts ont été ajoutées au nombre moyen pondéré de parts en circulation au cours du trimestre terminé le 30 septembre 2003 (49 968 pour le trimestre terminé le 30 septembre 2002) pour tenir compte de l'effet dilutif des options et des droits d'achat de parts de fiducie des salariés, et 4 229 435 parts y ont été ajoutées (néant pour le trimestre terminé le 30 septembre 2002) pour rendre compte de l'effet dilutif des débentures convertibles. Le bénéfice net de 2003 a été ajusté de 1 136 652 $ pour tenir compte des intérêts courus sur les débentures convertibles. La distribution par part effectuée ou déclarée correspond à la distribution réelle qui a été effectuée ou déclarée en fonction du nombre de parts alors en circulation.

Au cours du trimestre terminé le 30 septembre 2003, aucune option sur des parts de fiducie n'a été attribuée à des salariés. Au 30 septembre 2003, 137 557 options sur parts de fiducie étaient en cours, dont 73 621 pouvaient être exercées.

Options sur parts de fiducie	30 septembre 2003 Nombre d'options	Prix d'exercice moyen pondéré	31 décembre 2002 Nombre d'options	Prix d'exercice moyen pondéré
En cours au début de la période	244 029	9,13 $	330 540	9,32 $
Attribuées	-	-	-	-
Exercées	(95 698)	8,42	(58 677)	9,03
Annulées	(10 774)	9,42	(27 834)	11,62
En cours à la fin de la période	137 557	9,60 $	244 029	9,13 $
Options pouvant être exercées à la fin de la période	73 621	9,51 $	76 488	8,72 $

Au cours du trimestre terminé le 30 septembre 2003, 10 858 droits d'achat de parts de fiducie ont été attribués à des salariés et à des administrateurs. Au 30 septembre 2003, 1 760 460 droits d'achat de parts de fiducie étaient en cours, dont 49 721 pouvaient être exercés.

	30 septembre 2003		31 décembre 2002	
Droits d'achat de parts de fiducie	**Nombre de droits**	**Prix d'exercice moyen pondéré**	**Nombre de droits**	**Prix d'exercice moyen pondéré**
En cours au début de la période	429 333	9,37 $	-	- $
Attribués	1 455 581	9,68	441 233	9,86
Exercés	(73 420)	9,04	(2 500)	9,73
Annulés	(51 034)	9,68	(9 400)	9,73
En cours avant la diminution de prix	1 760 460	9,61 $	429 333	9,86 $
Diminution du prix d'exercice	-	(0,06)	-	(0,49)
En cours à la fin de la période	1 760 460	9,55 $	429 333	9,37 $
Droits pouvant être exercés à la fin de la période	49 721	9,09 $	-	- $

APF ne constate pas de charge pour la rémunération à base d'actions des salariés et des administrateurs.

Le prix d'exercice des droits d'achat de parts attribués, prévu par le régime de droits d'achat de parts de fiducie d'APF, peut être diminué aux cours des exercices à venir conformément aux termes du régime. Il est difficile d'évaluer de quel ordre sera la diminution puisque cette dernière dépend de plusieurs facteurs, notamment, mais sans en exclure d'autres, les prix futurs obtenus à la vente de pétrole et de gaz naturel, la production future de pétrole et de gaz naturel, l'établissement des montants retenus sur les distributions futures en vue de financer les dépenses en immobilisations et l'achat de propriétés pétrolifères et gazéifères. Par conséquent, il n'est pas possible de fixer la juste valeur des droits d'achat de parts de fiducie attribués en vertu du régime.

Vu l'impossibilité de fixer la juste valeur des droits d'achat de parts, le coût de la rémunération aux fins de la présentation de l'information pro forma est fondé sur l'excédent du prix par part sur le prix d'exercice à la date des états financiers. Le montant cumulatif au 30 septembre 2003 est de 796 624 $, dont 362 267 $ avaient été inscrits à titre de charge de rémunération cumulative pro forma au 30 juin 2003. L'imputation aux résultats du coût estimatif associé aux droits d'achat de parts attribués aux termes du régime serait de 434 356 $ pour le trimestre terminé le 30 septembre 2003.

7. DÉBENTURES CONVERTIBLES

Le 3 juillet 2003, APF a émis pour 50,0 M$ (47,7 M$ après les frais d'émission) de débentures subordonnées non garanties convertibles à 9,40 %, échéant le 31 juillet 2008. Les débentures sont convertibles en parts de fiducie au gré du porteur, à raison de 11,25 $ la part de fiducie, avant le 31 juillet 2008, et peuvent être rachetées par APF dans certaines circonstances. Les débentures et les intérêts connexes ont été classés dans les capitaux propres, au bilan consolidé, car APF peut choisir de régler le capital et les intérêts en émettant des parts de fiducie. Au cours du troisième trimestre, des débentures convertibles pour un montant de 0,815 M$ ont été converties en 72 433 parts de fiducie.

8. RENSEIGNEMENTS SUPPLÉMENTAIRES SUR LES FLUX DE TRÉSORERIE

	Trimestres terminés les 30 septembre		Périodes de neuf mois terminées les 30 septembre	
	2003	2002	2003	2002
Paiements en espèces liés aux éléments suivants :				
Intérêts	808 478 $	297 664 $	2 800 859 $	832 425 $
Distributions, participation minoritaire	-	75 044	-	86 151
Distributions aux porteurs de parts	19 458 397	8 997 036	48 529 737	16 497 532
Impôts sur le capital et autres impôts	717 056	313 073	2 761 738	645 108
Opérations hors trésorerie				
Émission de parts pour l'acquisition de Hawk Oil Inc.	-	-	37 709 979	-
Émission de parts pour l'acquisition de CanScot Resources	15 433 046	-	15 433 046	-
Émission de parts pour l'acquisition de Kinwest	-	34 362 927	-	34 362 927
Impôts futurs	7 398 625	21 399 789	38 930 357	21 399 789
	22 831 671	55 762 716	92 073 382	55 762 716
Immobilisations	(22 831 671)	(55 762 716)	(92 073 382)	(55 762 716)

9. IMPÔTS SUR LES BÉNÉFICES

Au cours du deuxième trimestre de 2003, des réductions du taux d'imposition des sociétés sont entrées pratiquement en vigueur au Canada et en Alberta. Ces réductions seront mises en œuvre progressivement sur cinq ans à compter de 2003. En conséquence, APF a inscrit un ajustement à l'égard des impôts sur les bénéfices futurs, ce qui a augmenté le bénéfice du deuxième trimestre de 9,4 M$.

10. ÉVÉNEMENT POSTÉRIEUR À LA DATE DU BILAN

Après le 30 septembre 2003, APF a conclu les opérations de couverture suivantes :

Couvertures effectuées après le 30 septembre 2003

Période	Marchandise	Type de contrat	Quantité	Prix quotidien moyen
Décembre 2003	Pétrole brut	Swap	1 000 barils	31,53 $ US/b
Janvier à mars 2004	Pétrole brut	Swap	1 667 barils	29,37 $ US/b
Avril 2004	Pétrole brut	Swap	1 000 barils	29,38 $ US/b
Mai 2004	Pétrole brut	Swap	500 barils	29,52 $ US/b
Juillet 2004	Pétrole brut	Swap	1 500 barils	28,02 $ US/b

Certains énoncés contenus dans le présent rapport peuvent constituer des « énoncés prospectifs » en ce qui concerne notamment les perspectives à l'égard du prix du pétrole et du gaz naturel, les estimations de la production future, les dates estimatives auxquelles les acquisitions ainsi que les projets de construction et de mise en valeur seront achevés, les programmes de forage et d'exploration projetés par la société, les montants estimatifs des dépenses en immobilisations et les dates estimatives auxquelles elles seront effectuées, le niveau prévu de la dette future et les redevances prévues. Les renseignements sur les réserves qui figurent dans ce rapport peuvent aussi constituer des énoncés prospectifs, car ces réserves estimatives laissent sous-entendre que les ressources décrites peuvent être produites de façon rentable à l'avenir. Ces énoncés reposent sur les attentes, estimations et projections actuelles qui comportent des risques et des incertitudes susceptibles de rendre les résultats réels différents des prévisions faites par APF. La Bourse de Toronto n'a ni approuvé ni désapprouvé le contenu du présent rapport.

Exemption Order # 82-5166

A P F E N E R G Y T R U S T

NEWS RELEASE
TSX: AY.UN; AY.DB

APF ENERGY TRUST TO ISSUE $45 MILLION OF EQUITY IN BOUGHT DEAL

January 15, 2004 - APF Energy Trust ("APF") announces that it has entered into an agreement to sell, on a bought deal basis, 3,900,000 trust units at $11.60 per trust unit, to a syndicate of underwriters led Scotia Capital Inc. and including CIBC World Markets Inc., National Bank Financial Inc., BMO Nesbitt Burns Inc., RBC Capital Markets, Canaccord Capital Corporation, Dundee Securities Corporation and Griffiths McBurney & Partners. In addition, APF has granted the underwriters an option to acquire up to 865,000 additional trust units on the same terms and conditions until 48 hours prior to closing. If the option is exercised, total funds raised in the financing will be approximately $55 million. The offering is subject to normal regulatory approval and is expected to close on February 4, 2004 with the first cash distribution payable in respect of the new trust units to be for the month of February 2004, and payable on March 15, 2004.

The net proceeds of the issue will be used to repay outstanding indebtedness and for APF Energy's general corporate purposes, including ongoing capital expenditures and future acquisitions.

The issue will be offered in all provinces of Canada and to Qualified Institutional Buyers in the United States pursuant to the registration exemptions provided by Rule 144A of the Securities Act of 1933 and internationally as permitted.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction. The trust units of APF offered will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

Certain statements in this material may be "forward-looking statements" including outlook on oil and gas prices, estimates of future production, estimated completion dates of acquisitions and construction and development projects, business plans for drilling and exploration, estimated amounts and timing of capital expenditures and anticipated future debt levels and royalty rates. Information concerning reserves contained in this material may also be deemed to be forward-looking statements as such estimates involve the implied assessment that the resources described can be profitably produced in the future. These statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated by APF. Not for distribution to U.S. newswire services or for distribution in the U.S.

The Toronto Stock Exchange has neither approved nor disapproved of the contents of this news release.

For further information, please contact:

APF Energy Inc.
Steve Cloutier, President
Alan MacDonald, Vice President, Finance
Telephone (403) 294-1000 • Toll Free (800) 838-9206
E-mail: invest@apfenergy.com
Internet: www.apfenergy.com